

July 8, 2011

Via E-mail
George I. Lazenby
Chief Executive Officer
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

      Re: **Emdeon Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 10, 2011
              File No. 001-34435

Dear Mr. Lazenby:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Equity, page F-6

1. We note the line item "capital contribution to EBS Master" affecting both the "additional paid-in capital" and "non-controlling interest" accounts during 2010. We cannot locate similar line item within financing activities of the cash flow statements. Please explain to us the nature of this transaction and provide transparent disclosures.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

Goodwill and Intangible Assets, page F-11

2. We note no goodwill impairment has been recognized in connection with your annual goodwill impairment analysis. Please disclose when you perform the annual goodwill test for impairment. Refer to FASB ASC 350-20-35-28.

3. You disclose the estimated useful lives for customer relationships have a range from 9 to 20 years. We note that the intangible has a significant balance of approximately $872 million as of December 31, 2010. Please explain to us the nature of customer relationships and why the estimated useful lives of 20 years were considered reasonable for certain customer relationships in your situation. Tell us whether you consider the renewable contractual provisions in certain contracts in determining the appropriate estimated useful lives. Refer to FASB ASC 350-30-35-2 to 3.

4. We note you acquired customer contracts in connection with your 2010 acquisitions in Note 4 and that the intangibles have weighted average useful lives range from 9 to 16 years. In that regard, explain to us and clarify in your disclosures the difference between customer contracts and customer relationships as we cannot locate customer contracts in the intangible account break out as of December 31, 2010 in Note 7. If they are the same, reconcile for us your disclosure of useful lives range from 9 to 16 years in Note 4 as compared to a different range from 9 to 20 years in Note 2.

Revenue Recognition, page F-12

5. We note the Company derives virtually all of its revenues from transaction-related services and that you provide various services to your customers. We also note that you may charge an implementation fee in conjunction with the related setup and connection with your network or other systems. Please clarify for us your accounting policy regarding whether you have a multiple-deliverables arrangement in which you would allocate the consideration among the separate units of accounting under the scope of FASB ASC 605-25-15. If so, please expand to revise your disclosures. If not, explain to us your reasons as to why not. Refer to FASB ASC 605-25-25-1 to 2.

6. We note your disclosures on pages 7 through 9 and also within management's discussion and analysis that you may also offer products to customers in addition to services. Please explain to us and revise your disclosures to more clearly describe the nature of the products you offer, and the amount of revenues for all periods presented. If you do not offer products to customers, please consider revising your disclosures to clarify the references to products.

Net Income Per Share of Class A Common Stock, page F-13

7. We note your disclosure that "[u]nvested units of EBS Master are reflected in the numerator of the consolidated diluted earnings per share calculation based upon the Company's proportionate interest in EBS Master as determined by a separate EBS Master diluted net income per share calculation". Please explain to us in further detail the exact meaning of your statement and clarify your disclosure.

Note 20. Net Income Per Share, page F-38

8. We note that shares of Class B common stock do not have any economic rights unless they are exchanged for shares of Class A common stock. Please explain to us why you did not include in your calculation of diluted net income per share the impact of exchanging Class B common stock for Class A common stock for fiscal years 2010 and 2009 using the if converted method. Please revise your calculation and presentation of earning per share (EPS) to reflect the shares of Class B common stock for all periods presented, or provide us further support for your position of not including them in your diluted EPS calculations for all periods presented.   Refer to FASB ASC 260-10-45-59A through 260-10-45-60B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3377 if you have questions regarding comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief